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January 25, 2005


Via Edgar, Facsimile and Federal Express
Mr. Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:      National Interstate Corporation
         Registration Statement on Form S-1
         File Number 333-119270, Amendment No. 6

Dear Mr. Riedler:

         This letter is in response to a verbal comment received from Mr. Michael Reedich, a member of the Staff of the Securities and Exchange Commission (the "SEC" or "Commission") in a telephone call on January 24, 2005 to Thompson Hine LLP, outside legal counsel to National Interstate Corporation (the "Company" or "National Interstate") with respect to the above-referenced filing. Today, in response to the verbal comment, the Company has filed with the Commission Amendment No. 7 to the Registration Statement on Form S-1 (the "Form S-1" or the "Prospectus") marked to show changes from the draft filed with the SEC on January 11, 2005.

        After discussions with Mr. Reedich and in response to Mr. Reedich's comment, we have amended the table entitled "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values" on page 77. The revised calculation of the value of unexercised in-the-money options at fiscal year end is based on an assumed public offering price of $13.50 per share (the midpoint of the price range set forth on the cover of our prospectus). Mr. Reedich indicated that this revised disclosure would not necessitate a recirculation by the Company of its preliminary prospectus.

         If you have any questions regarding this response or any further comments, please contact the undersigned at (330) 659-8900.


Very truly yours,

/s/ Michael A. Schroeder

Michael A. Schroeder
Enclosure

cc:      April V. Boise
         Jonathan L. Freedman